UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: March 30, 2021

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into the Agreement and Plan of Merger

On March 27, 2021, Fly Leasing Limited, a Bermuda exempted company (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Carlyle Aviation Elevate Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Parent”) and Carlyle Aviation Elevate Merger Subsidiary Ltd., a Bermuda exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”).  Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving as the continuing company in the merger and becoming a direct wholly-owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement.  The Merger is structured as a statutory merger pursuant to the Companies Act 1981 of Bermuda, as amended (together with the regulations promulgated thereunder, the “Companies Act”).  The independent and disinterested members (the “Independent Directors”) of the board of directors of the Company (the “Board”) unanimously approved the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, each common share, par value $0.001, of the Company (a “Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), including shares represented by American Depositary Shares, will be canceled and converted into the right to receive $17.05 in cash (the “Merger Consideration”), without interest, subject to deduction for any required withholding tax, other than (i) Shares held in the treasury of the Company or owned, directly or indirectly, by the Company, Parent, Merger Sub or any wholly-owned subsidiary of the Company (in each case, other than any Shares held on behalf of third parties), and (ii) Shares (excluding Shares represented by American Depositary Shares) held by any registered holder of Shares who did not vote in favor of the Merger and complied with all of the provisions of the Companies Act concerning the right of holders of Shares to require appraisal of such holder’s Shares pursuant to Section 106(6) of the Companies Act.

Upon the effectiveness of the Merger, each outstanding stock appreciation right (each, a “Company SAR”) that was granted under the Company’s 2010 Omnibus Incentive Plan will be canceled and the Company will pay to each former holder of any such canceled Company SAR an amount (without interest, and subject to deduction for any required withholding Tax in accordance with the Merger Agreement) equal to the product of (i) the excess (if any) of the Merger Consideration over the applicable exercise price of such Company SAR and (ii) the number of Shares subject to such Company SAR; provided, that if the exercise price of any such Company SAR is equal to or greater than the Merger Consideration, such Company SAR will be canceled without any consideration (including any cash payment) being made in respect thereof.

Concurrently with the execution of the Merger Agreement, the Company entered into an agreement with affiliates of BBAM Limited Partnership (together with its subsidiaries, “BBAM”) and affiliates of Parent (the “BBAM Agreement”), which provides, among other things, effective as of, and subject to and conditioned upon the occurrence of, the effectiveness of the Merger and the satisfaction of payments required under the BBAM Agreement, the management agreement between the Company and its manager, Fly Leasing Management Co. Limited (the “Manager”) will be terminated and, subject to Section 42 of the Bermuda Companies Act, the Shares authorized pursuant to Section 4.1(b) of the Company Bye-Laws (each, a “Manager Share”) will be automatically redeemed for their par value in accordance with the terms of the BBAM Agreement and bye-law 4.3 of the Company Bye-Laws and, upon such redemption, all Manager Shares will be canceled and will not be re-issued.  In addition, under the BBAM Agreement, BBAM will delegate to an affiliate of Parent certain administrative and management services with respect to certain aviation assets owned directly or indirectly by the Company under a sub-servicing arrangement. Concurrently with the execution of the Merger Agreement, the Company and BBAM also entered into an assignment and assumption of contracts (the “Assignment and Assumption Agreement”), pursuant to which, subject to the closing of the Merger, the Company will assign to BBAM, and BBAM will assume all of the Company’s rights and obligations under certain contracts with AirAsia Group Berhad and its affiliates, on the terms and conditions set forth therein.

Certain shareholders and other affiliates of BBAM (each, a “Supporting Shareholder”) also, concurrently with the execution of the Merger Agreement, separately entered into voting and support agreements (each, a “Voting Agreement”) with Parent, pursuant to which, subject to the terms of the respective agreement, each such Supporting Shareholder has agreed to vote all of its Shares in favor of the adoption of the Merger Agreement, the Bye-law Amendment (as defined below) and other actions related to the transaction.

Consummation of the Merger is subject to customary conditions, including (i) the affirmative votes of a majority of the votes cast by holders of Shares and Manager Shares (voting together) of the Company present or represented by proxy and voting at a meeting of the Company’s shareholders (the “Company Shareholders Meeting”) at which two or more persons are present in person at the start of the Company Shareholders Meeting and representing in person or by proxy in excess of 25% of the total issued shares of the Company, or, in the event that the Bye-law Amendment contemplated in the Merger Agreement is not approved, by the affirmative votes of 75% of the votes cast by holders of Shares and Manager Shares (voting together) of the Company present or represented by proxy and voting at the Company Shareholders Meeting at which two or more persons are present in person at the start of the Company Shareholders Meeting and representing in person or by proxy in excess of 33 1/3% of the total issued shares of the Company, (ii) the absence of any law or order prohibiting the consummation of the Merger, (iii) the expiration or termination of any waiting period, and the receipt of any required approval, under applicable antitrust laws, (iv) the absence of a material adverse effect on the Company, (v) the accuracy of the representations and warranties of each party in the Merger Agreement (which are subject to an overall material adverse effect qualification or other materiality qualifications) and (vi) compliance in all material respects by each party with its covenants under the Merger Agreement.

The Independent Directors also unanimously approved and adopted an amendment to the Company’s bye-laws (the “Bye-law Amendment”), which, if approved by the shareholders, will insert the words “or merger” immediately following each occurrence of the word “amalgamation” in Section 73 of the Company Bye-Laws.  The Bye-law Amendment will have the effect of reducing the voting threshold required for the Merger to that required for an amalgamation.  This threshold required for approving the Merger would consequently be the affirmative votes of a majority of the votes cast by holders of Shares and Manager Shares (voting together) of the Company present or represented by proxy and voting at the Company Shareholders Meeting at which two or more persons are present in person at the start of such Company Shareholders Meeting and representing in person or by proxy in excess of 25% of the total issued shares of the Company.

The Merger Agreement contains customary representations and warranties of the Company, Parent and Merger Sub.  The Merger Agreement also contains customary covenants, including, among others, a covenant by the Company to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger and not to engage in certain kinds of activities during such period.  The Company has also agreed not to, during the pendency of the Merger, solicit alternative transactions or, subject to certain exceptions, enter into discussions concerning, or provide confidential information in connection with, an alternative transaction.

The Merger Agreement includes a remedy of specific performance for the Company, Parent and Merger Sub.  The Merger Agreement also includes customary termination provisions for both the Company and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by the Company to accept and enter into a definitive agreement with respect to an unsolicited superior offer, the Company will be required to pay a termination fee of an amount in cash equal to $15,600,000 (the “Termination Fee”).

Parent and Merger Sub have obtained debt financing commitments for the consummation of the Merger, the proceeds of which will be used by Parent to make all payments contemplated by the Merger Agreement, including the Merger Consideration, repayment or refinancing of any indebtedness required as a result of the consummation of the Merger, and all fees and expenses in connection with the Merger.  Certain affiliates of Parent also entered into a limited guarantee (the “Limited Guarantee”), pursuant to which such affiliates agreed to guarantee to the Company certain obligations of Parent pursuant to the Merger Agreement.

The foregoing description of the Merger Agreement is qualified in its entirety by the terms of the Merger Agreement, a copy of which accompanies this filing.  The representations, warranties and covenants of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Merger Sub.  In addition, such representations, warranties and covenants (a) have been made only for purposes of the Merger Agreement, (b) have been qualified by (i) matters specifically disclosed in any reports filed by the Company with the SEC prior to the date of the Merger Agreement (subject to certain exceptions) and (ii) confidential disclosures made to Parent and Merger Sub in the disclosure letter delivered in connection with the Merger Agreement, (c) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (e) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact.  Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or its business.  In addition, any such confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.  Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.  The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 20-F and other documents that the Company files with the SEC.

The foregoing description of the Merger Agreement and the other transactions described herein does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement (attached hereto as Exhibit 99.1), the Limited Guarantee (attached hereto as Exhibit 99.2), the BBAM Agreement (attached hereto as Exhibit 99.3), the Assignment and Assumption Agreement (attached hereto as Exhibit 99.4), and the form of Voting Agreement (attached hereto as Exhibit 99.5), each of which is incorporated herein by reference.

Press Release

On March 29, 2021, the Company issued a press release announcing the execution of the Merger Agreement.  A copy of the press release is attached as Exhibit 99.6 and incorporated herein by reference.

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction involving the Company, Parent and Merger Sub.  In connection with the proposed transaction, the Company intends to file relevant materials with the SEC, including a proxy statement.  Promptly after filing its definitive proxy statement with the SEC, the Company will mail or otherwise provide the proxy statement and a proxy card to each shareholder of the Company entitled to vote at the special meeting relating to the proposed transaction.  This communication is not a substitute for the proxy statement or any other document that the Company may file with the SEC or send to its shareholders in connection with the proposed transaction.  BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.  The proxy statement and other relevant materials in connection with the proposed transaction (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov or at the Company’s website at www.flyleasing.com.

Participants in the Solicitation

This communication does not constitute a solicitation of proxy, an offer to purchase, or a solicitation of an offer to sell any securities.  The Company and its directors and executive officers are deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction.  Information regarding the names of such persons and their respective interests in the proposed transaction, by securities holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.  Additional information regarding these individuals is set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 1, 2021.  These documents are (or, when filed, will be) available free of charge at the SEC’s website at www.sec.gov or at the Company’s website at www.flyleasing.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to the safe harbor created thereby.  Statements that are not historical or current facts, including statements about beliefs and expectations and statements relating to the proposed transaction involving the Company, Parent and Merger Sub, are forward-looking statements.  These forward-looking statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity” and similar words or phrases or the negatives of these words or phrases.  Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including, but not limited to: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, the receipt of shareholder and regulatory approvals; unanticipated difficulties or expenditures relating to the proposed transaction; legal proceedings, judgments or settlements, including those that may be instituted against the Company, the Company’s board of directors and executive officers and others following the announcement of the proposed transaction; disruptions of current plans and operations caused by the announcement and pendency of the proposed transaction; potential difficulties in employee retention due to the announcement and pendency of the proposed transaction; the response of customers, suppliers, business partners and regulators to the announcement of the proposed transaction; and other risks and uncertainties and the factors identified under “Risk Factors” in Part I, Item 3 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and updated in subsequent reports filed by the Company with the SEC.  These reports are available at www.flyleasing.com or www.sec.gov.  Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update them in light of new information or future events.

Exhibit	Title

99.1	Agreement and Plan of Merger, dated as of March 27, 2021, by and among Carlyle Aviation Elevate Ltd., Carlyle Aviation Elevate Merger Subsidiary Ltd. and Fly Leasing Limited.
99.2	Limited Guarantee, dated as of March 27, 2021, by SASOF V LP and SASOF Offshore V LP, in favor of Fly Leasing Limited.
99.3
Sub-Servicing Agreement, dated as of March 27, 2021, by and among BBAM US LP, BBAM Aviation Services Limited, Carlyle Aviation Management Limited, Fly Leasing Management Co. Limited, Carlyle Aviation Elevate Ltd. and Fly Leasing Limited.

99.4	Assignment and Assumption of Contracts, dated as of March 27, 2021, by and among Fly Aladdin Holdings Limited, BBAM Elevate Limited Partnership, BBAM Limited Partnership and Fly Leasing Limited.
99.5	Form of Voting Agreement.
99.6	Press release of Fly Leasing Limited, dated March 29, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	March 30, 2021	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director